Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 pm EDT on June 25, 2025. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY FAX Mark, sign and date your proxy card and return it to 646 - 536 - 3179. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at the Company’s offices of 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing city, Jiangsu Province, China, on June 27 , 2025 , at 10 : 00 a . m . local time . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Oriental Culture Holding Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED RESOLUTION. 1 . THAT : 12 , 000 , 000 preferred shares of par value US $ 0 . 00005 be designated and issued to Mr . Aimin Kong, the Chief Operating Officer of the Company or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder, subject to the Certificate of Designation and certain vesting and earn - out terms in his Employment Agreement (the ” Preferred Share Issue” and together with the Certificate of Designation and Employment Agreement, the ” Preferred Share Transaction”) . FOR AGAINST ABSTAIN Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

ORIENTAL CULTURE HOLDINGS LTD. Extraordinary General Meeting of Stockholders To Be Held June 27, 2025 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Yi Shao proxy with full power of substitution to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at the Company’s offices of 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing city, Jiangsu Province, China, on June 27 , 2025 , at 10 : 00 a . m . local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments This proxy, when properly executed, will be voted as directed . If no direction is made, the proxy shall be voted FOR the listed proposal, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable . Please check here if you plan to attend the Extraordinary General Meeting of Stockholders on June 27 , 2025 at 10 : 00 am local time . PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side) TEST ISSUE REF 1999